UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K


                          ANNUAL REPORT
                 PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934




(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended DECEMBER 31, 1998

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from            to
                                    ----------    ----------

                  COMMISSION FILE NUMBER 0-2537

                      OCLI 401(K)/ESOP PLAN


                 OPTICAL COATING LABORATORY, INC.
      (Exact name of registrant as specified in its charter)

2789 NORTHPOINT PARKWAY, SANTA ROSA CALIFORNIA               95407-7397
----------------------------------------------               ----------
  (Address of principal executive offices)                   (Zip code)

Registrant's telephone number, including area code: (707) 545-6440
                                                    --------------



                            SIGNATURES

OCLI 401(k)/ESOP Plan. Pursuant to the requirements of Securities
Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: JUNE 30, 1999                 OCLI 401(K)/ESOP PLAN


                                    BY:  /S/  T. ROWE PRICE
                                         ------------------
                                         Trustee

OCLI 401(K)/ESOP PLAN
Financial Statements as of and for the Years Ended December 31, 1998 and 1997, Supplemental Schedules as of and for the Year Ended December 31, 1998 and Independent Auditors' Report


OCLI 401(K)/ESOP PLAN
TABLE OF CONTENTS

                                                                     PAGE
INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Plan Benefits with Fund
Information as of
   December 31, 1998 and 1997                                        2-3

 Statements of Changes in Net Assets Available for Plan Benefits
with Fund Information
   for the Years Ended December 31, 1998 and 1997                    4-5

 Notes to Financial Statements for the Years Ended December 31,
1998 and 1997                                                        6-10

SUPPLEMENTAL SCHEDULES:
 Item 27a - Schedule of Assets Held for Investment Purposes as of
December 31, 1998                                                      11

 Item 27d - Schedule of Reportable Transactions for the Year Ended
December 31, 1998                                                      12

INDEPENDENT AUDITORS' REPORT
Administrative Committee
OCLI 401(k)/ESOP Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for plan benefits of the OCLI 401(k)/ESOP Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. These supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 4, 1999

OCLI 401(k)/ESOP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
INFORMATION AS OF DECEMBER 31, 1998

                     Optical                 T. Rowe   T. Rowe
                     Coating
                   Laboratory,  Travelers     Price     Price      T. Rowe
                      Inc.        Fixed      Stable    Spectrum     Price
                                              Value
                     Common      Income      Common     Income     Balanced
                                              Trust
                      Stock       Fund        Fund       Fund        Fund

ASSETS:
  Investments at
    fair value:
    Common stock   $40,006,611
    Mutual funds                                        $877,532   $5,095,889
    Loans to
      participants
  Investments at
    contract value
-
    Guaranteed
      investment
      contracts                $ 6,119,250 $9,388,748

Total investments   40,006,611   6,119,250  9,388,748    877,532    5,095,889

NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS    $40,006,611 $ 6,119,250 $9,388,748 $  877,532   $5,095,889




                     T. Rowe     T. Rowe     T. Rowe   T. Rowe
                      Price       Price       Price     Price
                     Equity      Mid Cap   Internatio    New
                                               nal
                     Income      Growth       Stock    Horizons    Loans to
                      Fund        Fund        Fund       Fund    Participants

ASSETS:
  Investments at
    fair value:
    Common stock
    Mutual funds   $ 5,547,156 $ 2,970,230 $  848,111 $8,576,361
    Loans to
      participants                                                 $1,785,000
  Investments at
    contract value
-
    Guaranteed
      investment
      contracts

Total investments    5,547,156   2,970,230    848,111  8,576,361    1,785,000

NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS    $ 5,547,156 $ 2,970,230 $  848,111 $8,576,361   $1,785,000


                      Other       Total

ASSETS:
  Investments at
    fair value:
    Common stock               $40,006,611
    Mutual funds   $    74,082  23,989,361
    Loans to
      participants               1,785,000
  Investments at
    contract value
                 -
    Guaranteed
      investment
      contracts                 15,507,998

Total investments
                        74,082  81,288,970

NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS    $    74,082 $81,288,970

See notes to financial statements.



OCLI 401(k)/ESOP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
INFORMATION AS OF DECEMBER 31, 1997

                  Optical Coating              T. Rowe    T. Rowe
                    Laboratory,  Travelers      Price      Price
                        Inc.       Fixed       Stable    Spectrum
                                                Value
                       Common      Income      Common     Income
                                                Trust
                       Stock        Fund        Fund       Fund

ASSETS:
     Investments at
        fair value:
    Common stock    $22,016,601
    Mutual funds                                           $344,468
    Loans to
participants
  Investments at
contract value -
    Guaranteed
investment
      contracts                   $5,775,888 $ 8,928,579

Total investments    22,016,601    5,775,888   8,928,579   344,468

NET ASSETS
AVAILABLE
FOR PLAN BENEFITS   $22,016,601   $5,775,888 $ 8,928,579  $344,468



                                  T. Rowe      T. Rowe    T. Rowe
                      T. Rowe      Price        Price      Price
                       Price       Equity      Mid Cap   Internati
                                                           onal
                      Balanced     Income      Growth      Stock
                        Fund        Fund        Fund       Fund

ASSETS:
     Investments at
        fair value:
    Common stock
    Mutual funds    $ 4,350,332   $4,905,394 $   802,530  $450,621
    Loans to
participants
  Investments at
contract value -
    Guaranteed
investment
      contracts

 Total investments    4,350,332    4,905,394     802,530   450,621

NET ASSETS
AVAILABLE
FOR PLAN BENEFITS   $ 4,350,332   $4,905,394 $   802,530  $450,621



                      T. Rowe
                       Price
                        New
                      Horizons    Loans to
                        Fund    Participants    Total

ASSETS:
     Investments at
        fair value:
    Common stock                             $22,016,601
    Mutual funds    $ 9,608,697               20,462,042
    Loans to
participants                      $1,741,312   1,741,312
  Investments at
contract value -
    Guaranteed
investment
      contracts                               14,704,467

Total investments     9,608,697    1,741,312  58,924,422

NET ASSETS
AVAILABLE
FOR PLAN BENEFITS   $ 9,608,697   $1,741,312 $58,924,422

See notes to financial statements.



OCLI 401(k)/ESOP PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1998

                    Optical Coating             T. Rowe     T. Rowe
                      Laboratory,   Travelers     Price       Price
                          Inc.        Fixed      Stable      Spectrum
                                                  Value
                         Common       Income     Common       Income
                         Stock         Fund    Trust Fund      Fund

ADDITIONS TO NET
ASSETS
  ATTRIBUTED TO:
  Contributions:
    By the Company      $  976,325              $  105,706  $    12,018
    By participating
employees                  323,649                 708,548       98,905
  Interest                          $  343,362     529,304
  Dividends                 20,365                               56,374
     Net appreciation
    (depreciation) of
        fair value of
          investments   18,661,943                             (15,823)

Total additions         19,982,282     343,362   1,343,558      151,474

DEDUCTIONS FROM NET
ASSETS
  ATTRIBUTED TO:
    Distributions and
          withdrawals
 paid to participants    1,513,430               1,458,923       58,533
  Loan discharges
  Administrative
expenses
  Less reimbursed by
Company

Total deductions         1,513,430           -   1,458,923       58,533

NET INCREASE
(DECREASE)
  BEFORE INTERFUND
TRANSFERS               18,468,852      343,362  (115,365)       92,941

INTERFUND TRANSFERS,
Net                      (478,842)                 575,534     440,123

NET INCREASE
(DECREASE)              17,990,010      343,362    460,169     533,064

NET ASSETS AVAILABLE
FOR
  PLAN BENEFITS:
  Beginning of year     22,016,601   5,775,888   8,928,579      344,468

  End of year          $40,006,611  $6,119,250  $9,388,748  $   877,532




                                     T. Rowe     T. Rowe     T. Rowe
                        T. Rowe       Price       Price       Price
                         Price        Equity     Mid Cap   International
                        Balanced      Income     Growth       Stock
                          Fund         Fund       Fund         Fund

ADDITIONS TO NET
ASSETS
  ATTRIBUTED TO:
  Contributions:
    By the Company     $    47,604  $   75,077  $   44,618  $    15,054
    By participating                    604,627
employees                  393,573                 503,116     143,721
  Interest
  Dividends                148,663     418,094      59,092       31,971
     Net appreciation
    (depreciation) of
        fair value of
 investments               553,444      53,891     338,748       57,516

Total additions          1,143,284   1,151,689     945,574      248,262

DEDUCTIONS FROM NET
ASSETS
  ATTRIBUTED TO:
    Distributions and
          withdrawals
 paid to participants      266,027     414,720      21,778        4,975
  Loan discharges
  Administrative
  expenses
  Less reimbursed by
Company

Total deductions           266,027     414,720      21,778        4,975

NET INCREASE
(DECREASE)
  BEFORE INTERFUND
TRANSFERS                  877,257     736,969     923,796      243,287

INTERFUND TRANSFERS,
Net                      (131,700)     (95,207)  1,243,904      154,203

NET INCREASE
(DECREASE)                 745,557     641,762   2,167,700      397,490

NET ASSETS AVAILABLE
FOR
  PLAN BENEFITS:
  Beginning of year      4,350,332   4,905,394     802,530      450,621

  End of year          $ 5,095,889  $5,547,156  $2,970,230  $   848,111



                        T. Rowe
                         Price
                          New
                        Horizons     Loans to
                          Fund     Participants   Other       Total

ADDITIONS TO NET
ASSETS
  ATTRIBUTED TO:
  Contributions:
    By the Company     $   113,883                          $ 1,390,285
    By participating
employees                  851,881                            3,628,020
  Interest                           $  170,812               1,043,478
  Dividends                451,958                            1,186,517
     Net appreciation
    (depreciation) of
        fair value of
 investments                93,260                           19,742,979

Total additions          1,510,982      170,812              26,991,279

DEDUCTIONS FROM NET
ASSETS
  ATTRIBUTED TO:
    Distributions and
          withdrawals
 paid to participants      674,075                            4,412,461
  Loan discharges                      214,270                  214,270
  Administrative exp                            $   31,189       31,189
  Less reimbursed by
Company                                            (31,189)     (31,189)

Total deductions           674,075     214,270           -    4,626,731

NET INCREASE
(DECREASE)
  BEFORE INTERFUND
TRANSFERS                  836,907     (43,458)              22,364,548

INTERFUND TRANSFERS,
Net                     (1,869,243)     87,146      74,082

NET INCREASE
(DECREASE)              (1,032,336)     43,688      74,082   22,364,548

NET ASSETS AVAILABLE
FOR
  PLAN BENEFITS:
  Beginning of year      9,608,697   1,741,312               58,924,422

  End of year          $ 8,576,361  $1,785,000  $   74,082  $81,288,970


See notes to financial statements.



OCLI 401(k)/ESOP PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1997

                               Optical Coating               T. Rowe
                                  Laboratory,   Travelers     Price
                      Short-Term      Inc.        Fixed    Stable Value
                        Income       Common      Income       Common
                         Fund        Stock        Fund      Trust Fund

   ADDITIONS TO NET
             ASSETS
  ATTRIBUTED TO:
  Contributions:
   By the Company                  $   589,184             $   128,367
   By participating
     employees                         246,287                 828,516
  Interest                                      $  323,683     624,164
  Dividends                             23,176
   Net appreciation
  (depreciation) of
    fair value of
investments                          4,733,922

Total additions                 -    5,592,569     323,683   1,581,047

DEDUCTIONS FROM NET
             ASSETS
  ATTRIBUTED TO:
  Distributions and
   withdrawals paid
  to participants                      639,383                 565,378
     Administrative
           expenses
  Less reimbursed
by Company

Total deductions                -      639,383           -     565,378

NET INCREASE BEFORE
  INTERFUND
TRANSFERS                            4,953,186     323,683   1,015,669

INTERFUND TRANSFERS   $(16,396,122)    162,777                 105,981


NET INCREASE
(DECREASE)           (16,396,122)    5,115,963     323,683   1,121,650

         NET ASSETS
      AVAILABLE FOR
  PLAN BENEFITS:
Beginning of year     16,396,122    16,900,638   5,452,205   7,806,929

  End of year       $        -     $22,016,601  $5,775,888 $ 8,928,579



                                    T. Rowe                  T. Rowe
                                     Price       T. Rowe      Price
                                    Spectrum      Price       Equity
                                     Income     Balanced      Income
                                      Fund        Fund         Fund

   ADDITIONS TO NET
             ASSETS
  ATTRIBUTED TO:
  Contributions:
   By the Company                  $     4,936  $   47,625 $    64,538
   By participating
     employees                          85,165     324,941     593,748
  Interest                              14,840
  Dividends                                        164,028     453,702
   Net appreciation
  (depreciation) of
      fair value of
        investments                      8,953     534,243     474,530

Total additions                        113,894   1,070,837   1,586,518

DEDUCTIONS FROM NET
             ASSETS
  ATTRIBUTED TO:
  Distributions and
        withdrawals
 paid to
participants                            11,959     160,699     159,917
     Administrative
           expenses
    Less reimbursed
         by Company

Total deductions                        11,959     160,699     159,917

NET INCREASE BEFORE
  INTERFUND TRANSFERS                  101,935     910,138   1,426,601

INTERFUND TRANSFERS                    242,533   3,440,194   3,478,793

       NET INCREASE
         (DECREASE)                    344,468   4,350,332   4,905,394

         NET ASSETS
      AVAILABLE FOR
  PLAN BENEFITS:
Beginning of year

  End of year                      $   344,468  $4,350,332 $ 4,905,394



                       T. Rowe      T. Rowe      T. Rowe     T. Rowe
                        Price        Price        Price       Price
                        Equity      Mid Cap   International    New
                        Income       Growth       Stock      Horizons
                         Fund         Fund        Fund         Fund

   ADDITIONS TO NET
             ASSETS
  ATTRIBUTED TO:
  Contributions:
  By the Company      $     64,538  $    22,632  $    9,893 $   143,816
  By participating
employees                  593,748      219,690      92,884     982,813
  Interest
  Dividends                453,702        8,336      23,848     233,335
   Net appreciation
  (depreciation) of
fair value of
investments                474,530       80,920    (41,316)     636,210

Total additions          1,586,518      331,578      85,309   1,996,174

DEDUCTIONS FROM NET
             ASSETS
  ATTRIBUTED TO:
  Distributions and
   withdrawals paid
    to participants        159,917       31,934      22,899     362,772
     Administrative
           expenses
  Less reimbursed
by Company

Total deductions           159,917       31,934      22,899     362,772

NET INCREASE BEFORE
INTERFUND TRANSFERS      1,426,601      299,644      62,410   1,633,402

INTERFUND TRANSFERS      3,478,793      502,886     388,211   7,975,295

NET INCREASE
(DECREASE)               4,905,394      802,530     450,621   9,608,697

         NET ASSETS
      AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year

  End of year        $  4,905,394  $   802,530  $  450,621 $ 9,608,697







                                    Loans to
                                  Participants    Other       Total

   ADDITIONS TO NET
             ASSETS
  ATTRIBUTED TO:
  Contributions:
    By the Company                                         $ 1,010,991
    By participating
      employee                                               3,374,044
  Interest                         $   150,080               1,112,767
  Dividends                                                    906,425
   Net appreciation
  (depreciation) of
      fair value of
        investments                                          6,427,462


Total additions                        150,080           -  12,831,689

DEDUCTIONS FROM NET
             ASSETS
  ATTRIBUTED TO:
  Distributions and
   withdrawals paid
    to participants                                          1,954,941
     Administrative
           expenses                               $ 66,536      66,536
    Less reimbursed
         by Company                               (66,536)    (66,536)

Total deductions                             -           -   1,954,941

NET INCREASE BEFORE
  INTERFUND
TRANSFERS                              150,080              10,876,748

INTERFUND TRANSFERS                    106,245     (6,793)

       NET INCREASE
         (DECREASE)                    256,325     (6,793)  10,876,748

         NET ASSETS
      AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                  1,484,987       6,793  48,047,674

  End of year                      $ 1,741,312  $        - $58,924,422


See notes to financial statements.

OCLI 401(K)/ESOP PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997

1.  SUMMARY DESCRIPTION OF PLAN

The following description of the Optical Coating Laboratory, Inc.
(the "Company") 401(k)/ESOP Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective January 1, 1997, the name of the Plan was changed from OCLI ESOP+ to OCLI 401(k)/ESOP Plan. In addition, T. Rowe Price Trust Company was appointed trustee of the Plan and T. Rowe Price Retirement Plan Services, Inc. was appointed recordkeeper for the Plan.

GENERAL - The Plan is a defined contribution plan for employees of the Company. Effective January 1, 1997, employees are eligible to participate in the Plan on the participants' employment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS - Under the Section 401(k) provision of the Plan, an eligible employee may contribute from 1% to 15% of his or her salary to the Plan up to $10,000 per year in 1998 and 1997. Contributions by highly compensated employees may be limited by anti-discrimination rules. Effective January 1, 1997, the Company amended the Plan to include a matching contribution and a revision to the annual Company profit-sharing contribution. The matching contribution is equal to 25% of each participant's deferred income contributions for the plan year, not to exceed 6% of the participant's compensation. The annual Company profit-sharing contribution is equal to 5% of the net earnings before taxes of the Company including the Company's share of the net earnings before taxes of its majority owned subsidiaries and joint ventures.

The annual Company contribution (in the Company's common stock) is allocated to eligible participants based on their proportionate percentage of the Company's total matching contributions for the plan year.

Generally, a participant must be an employee of the Company on December 31 to share in the annual allocation of the Company contribution. However, if an employee retires, dies or terminates due to disability or under the Company's Voluntary Severance Plans, he or she will receive a Company contribution for the plan year.

PARTICIPANT ACCOUNTS - Each participating employee's share of the net assets is segregated in an individual account.

VESTING - Both Company and employee contributions are 100% vested at the time of contribution. Participants may withdraw their employee contributions upon reaching age 59-1/2, under hardship conditions, or if the participant has borrowed the maximum amount allowed under the Plan (see below). Otherwise, employee and Company contributions may be withdrawn only upon retirement, disability, death or termination of service. Benefits are paid in cash and, to the extent so invested, in Company stock.

LOANS TO PARTICIPANTS - The maximum amount a participant may borrow is the lesser of (i) fifty percent of the total account balance of the participant, (ii) the balance of the participant's employee contribution amount or (iii) $50,000 reduced by the excess of the highest outstanding balance of loans to the participant during the one year period prior to the date of the loan minus the outstanding balance of any loan to the participant on the date on which such loan was made. The loan must bear a reasonable rate of interest and the loan term cannot exceed five years unless the loan is for the purpose of a primary residence, in which case, the loan term cannot exceed fifteen years. A participant may have only one loan outstanding at a time and the minimum loan amount is $500. Loan principal and interest repayments are made via payroll deductions, are credited directly to the participant's account and are invested in the same investments as the employee's before tax voluntary savings deductions. If a participant terminates employment, loan principal and interest balances not paid within thirty days are deemed to be taxable distributions from the Plan (see "Income Taxes" below).

INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in one or more of the following investment options:

 .  Optical Coating Laboratory, Inc. common stock.

 .  Travelers Fixed Income Fund which consists of a Travelers
   Insurance Group Annuity Contract.  The contract matured on
   March 31, 1999. Contributions can no longer be invested in this fund.

 . T. Rowe Price Stable Value Common Trust Fund which invests primarily in guaranteed investment contracts.

 . T. Rowe Price Spectrum Income Fund which invests primarily in fixed income securities.

 . T. Rowe Price Balanced Fund which invests primarily in common stocks and fixed income securities.

 . T. Rowe Price Equity Income Fund which invests primarily in common stocks of established companies.

 . T. Rowe Price Mid Cap Growth Fund which invests in U.S. common stocks, foreign securities, convertible securities, and warrants.

 . T. Rowe Price International Stock Fund which invests primarily in common stocks of established non-U.S. companies.

 . T. Rowe Price New Horizons Fund which invests primarily in common stocks of small, rapidly growing companies.

Employees may change investments or transfer funds from one investment to another on a daily basis. During 1998, at age 55 and after, employees could transfer a portion of their Company contribution account to one of the voluntary investments listed above. The portion of such stock that could be sold and transferred each plan year was 25% on a cumulative basis and increased to 50% in the plan years following the employee's 60th birthday.

Beginning January 1, 1999, through March 31, 1999 all participant's investments in Company stock ("ESOP shares") may be transferred to other investment options. This transfer will be limited to one-third of their total ESOP shares (calculated as of January 1, 1999) in each thirty-day period for the first 90 days of 1999. After March 31, 1999, each participant's ESOP shares will become his or her Optical Coating Laboratory, Inc. Stock Fund shares in the 401(k) Plan and there will be no restrictions on transfers to other funds.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

INVESTMENTS - The investments of the Plan are stated at fair value. Quoted market prices are used to determine the fair value of investments in Company common stock and mutual funds. Investments in the fixed income funds, under the group annuity contracts, are stated at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Investments in the money market fund are stated at cost plus accrued interest which is fair value. Participant notes receivable are valued at cost, which approximates fair value.

Purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

INCOME TAXES - The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as amended, meets the requirements of Section 401(a) of the Code an is exempt from federal income tax under Section 501(a) of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the accompanying financial statements.

In accordance with Section 401(k) of the Code, employee contributions are made on a pre-tax basis.

Employee's pre-tax contributions, employer contributions and investment income are taxable to participants upon distribution.

Employees' after tax contributions are not taxable upon distribution, however, amounts attributable to earnings on such contributions are subject to income tax.

Taxable distributions or withdrawals before age 59-1/2 are subject to a 10% federal income tax penalty unless certain exceptions apply.

Withdrawals qualifying as lump-sum distributions under the Code may be eligible for five or ten year forward averaging. With certain restrictions, employees may continue to defer income taxes on their distributions by investing them in another qualified plan within sixty days of the distribution date. Beginning January 1, 1993, the Plan Administrator is required to withhold 20% of the taxable portion of withdrawals for federal income taxes, unless the withdrawals are directly rolled over into another qualified plan or IRA.

The foregoing abbreviated discussion of the income tax consequences resulting from participation in the Plan is not intended to include all tax aspects of such participation.

BENEFITS PAYABLE - Benefits are recorded when paid. Included in net assets are deferred vested benefits of participants who have withdrawn from participation in the Plan. Such benefits were $1,567,954 and $432,801 at December 31, 1998 and 1997, respectively.

3. TERMINATION OF THE PLAN

The Company has submitted a request for IRS approval to terminate the Company's existing 401(k)/ESOP Plan and establish a new, enhanced 401(k) Plan effective January 1, 1999. The newly proposed plan would offer a 100% match of employee contributions for the first 3% of salary deferred by the employee and an additional 50% match of employee contributions for the next 3% of salary deferred by an employee for a total match of 4.5%.

4. ADMINISTRATIVE COMMITTEE AND TRUSTEES OF THE PLAN

The Plan provides for an Administrative Committee to manage and administer the Plan. The four members of the Administrative Committee are appointed by the Board of Directors of the Company. The Administrative Committee, as allowed by the Plan, delegated the routine administration of the Plan to T. Rowe Price Retirement Plan Services, Inc.

The Plan also provides for a trustee, whose duties are to safeguard and value trust assets, invest and reinvest trust funds and carry out directions of the Administrative Committee. Beginning
January 1, 1997, T. Rowe Price Trust Company assumed these duties. Prior to January 1, 1997, these duties were performed by Wells Fargo Bank.

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

Travelers Fixed Income Fund is a four year contract with a fixed interest rate of 6.45% and fair value of $6,119,250. No employee contributions are being invested in Travelers Fixed Income Fund.

6. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the assets in the fund to concentrations of credit risk consist principally of common stock, group annuity contracts, and mutual funds. As described under Investment Options, contributions made by the Company are reinvested in Optical Coating Laboratory, Inc. common stock in accordance with the Plan provisions and cannot be routinely transferred. This creates a greater risk for this segment of plan assets. As the portfolio for the remaining plan assets is well diversified and issuers of the securities are dispersed throughout many industries and geographies, the concentrations of credit risk are limited for this segment of plan assets.

7. PARTY IN INTEREST TRANSACTIONS

At December 31, 1998 and 1997, the Plan's assets included Optical
Coating Laboratory, Inc. (the sponsoring Company) common stock as follows:

                                          1998          1997
                                      -----------   -----------
Number of shares                        1,538,716     1,599,947
Cost                                  $21,931,441   $11,051,883
Fair value                             40,006,611    22,016,601

8. INVESTMENTS

The fair value or contract value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:
                                          1998          1997
                                      -----------   -----------
Optical Coating Laboratory, Inc.
  common stock                        $40,006,611   $22,016,601
Travelers Fixed Income Fund             6,119,250     5,775,888
T. Rowe Price Stable Value Common
  Trust Fund                            9,388,748     8,928,579
T. Rowe Price Balanced Fund             5,095,889     4,350,332
T. Rowe Price Equity Income Fund        5,547,156     4,905,394
T. Rowe Price New Horizons Fund         8,576,361     9,608,697



                             ** ** **



OCLI 401(k)/ESOP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
 DECEMBER 31, 1998

                          DESCRIPTION OF
IDENTITY OF ISSUE           INVESTMENT                 COST      FAIR VALUE
==================        ================          ===========  ===========
Optical Coating Lab Inc.  Common Stock              $21,931,441  $40,006,611
Travelers                 Fixed Income Fund, 6.45%    6,119,250    6,119,250*
T. Rowe Price             Stable Value Common
                           Trust Fund                 9,388,748    9,388,748
T. Rowe Price             Spectrum Income Fund          889,366      877,532
T. Rowe Price             Balanced Fund               4,600,853    5,095,889
T. Rowe Price             Equity Income Fund          5,530,229    5,547,156
T. Rowe Price             Mid Cap Growth Fund         2,653,888    2,970,230
T. Rowe Price             International Stock Fund      799,004      848,111
T. Rowe Price             New Horizons Fund           8,480,583    8,576,361
Loans to participants,
including accrued interest
(interest rate range 8%-12%,
259 loans outstanding)                                             1,785,000
Other                                                                 74,082
                                                    -----------  -----------
Total                                               $60,393,362  $81,288,970
                                                    ===========  ===========
*Represents contract value




OCLI 401(k)/ESOP PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS DECEMBER 31, 1998

                                                         PURCHASES
IDENTITY OF ISSUE             DESCRIPTION            NUMBER     COST
==================   ==============================  ======  ==========
T. Rowe Price        Stable Value Common Trust Fund    85    $3,372,496

There were no reportable sales transactions